SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    Developers Diversified Realty Corporation
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    251591103
                                 (CUSIP Number)


                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                  July 26, 2000
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Stichting Pensioenfonds ABP
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                 (a)   [ ]
                 (b)   [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).  [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization    The Kingdom of the Netherlands
--------------------------------------------------------------------------------
                             7      Sole Voting Power
         NUMBER OF                  3,143,026 shares of Common Stock
          SHARES             ---------------------------------------------------
       BENEFICIALLY          8      Shared Voting Power
         OWNED BY                   0
           EACH              ---------------------------------------------------
         REPORTING           9      Sole Dispositive Power
          PERSON                    3,143,026 shares of Common Stock
           WITH              ---------------------------------------------------
                             10     Shared Dispositive Power
                                    0
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,143,026
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   5.1%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)          EP
--------------------------------------------------------------------------------


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


Item 1.  Security and Issuer

              The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock") of Developers Diversified Realty Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122.

Item 2.  Identity and Background

              The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:

                          PRINCIPAL                                             BUSINESS
NAME                     OCCUPATION                    CITIZENSHIP              ADDRESS
----                     ----------                    -----------              --------
B. de Vries            Independent Chairman of         The Netherlands          Oude Lindestraat
                       the Governing Board                                      70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
P.M. Altenburg         First Vice Chairman of the      The Netherlands          Oude Lindestraat
                       Governing Board                                          70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
W. Drees               Secretary of the Governing      The Netherlands          Oude Lindestraat
                       Board                                                    70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
J.W.E. Neervens        Chairman of the Board of        The Netherlands          Oude Lindestraat
                       Directors                                                70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
J.M.G. Frijns          Member of the Board of          The Netherlands          Oude Lindestraat
                       Directors                                                70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
J.F. Maassen           Member of the Board of          The Netherlands          Oude Lindestraat
                       Directors                                                70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
J.H.R. van de Poel     Member of the Board of          The Netherlands          Oude Lindestraat
                       Directors                                                70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands

                          PRINCIPAL                                             BUSINESS
NAME                     OCCUPATION                    CITIZENSHIP              ADDRESS
----                     ----------                    -----------              --------
J.M.G. Frijns          Chief Investment Officer /      The Netherlands          Oude Lindestraat
                       Managing Director                                        70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
A.H. Berendsen         Managing Director               The Netherlands          Oude Lindestraat
                                                                                70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands
J. Mensonides          Managing Director               The Netherlands          Oude Lindestraat
                                                                                70 6411 EJ
                                                                                Heerlen
                                                                                The Netherlands

              To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

              The funds for the purchases of Common Stock made by the Fund on the open market were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.  Purpose of Transaction

              The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

              Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the

Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

              (a) The Fund is the sole beneficial owner of 3,143,026 shares of Common Stock representing 5.1% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000.

              (b) The Fund has the sole power to vote or to direct the vote or dispose or direct the disposition of 3,143,026 shares of Common Stock. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

              (c) On May 25, 2000, the Fund sold 50,000 shares of Common Stock at a price of $14.26. On June 21, 2000, the Fund purchased 95,000 shares of Common Stock at a price of $15.38 per share. On June 22, 2000, the Fund purchased 55,600 shares of Common Stock at a price of $15.39 per share. On June 23, 2000, the Fund purchased 3,800 shares of Common Stock at a price of $15.43 per share. On June 26, 2000, the Fund purchased 49,500 shares of Common Stock at a price of $15.60 per share. On June 27, 2000, the Fund purchased 26,100 shares of Common Stock at a price of $15.78 per share. On June 28, 2000, the Fund purchased 15,000 shares of Common Stock at a price of $15.86 per share. On July 18, the Fund purchased 131,000 shares of Common Stock at a price of $16.13. On July 19, the Fund purchased 108,700 shares of Common Stock at a price of $16.05. On July 20, the Fund purchased 9,300 shares of Common Stock at a price of $16.05. On July 21, the Fund purchased 51,000 shares of Common Stock at a price of $16.05. On July 25, the Fund purchased 100,000 shares of Common Stock at a price of $15.68. On July 26, the Fund purchased 175,000 shares of Common Stock at a price of $15.94. All of the transactions were on the open market.

              Except as disclosed herein, there have been no transactions by the Fund in securities of the Issuer during the past sixty days.

              (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by the Fund.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

              Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such
persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

             Not applicable.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2000

                                              STICHTING PENSIOENFONDS ABP


                                              By:  /s/ R.H. Maatman
                                                 -------------------------------
                                                  R.H. Maatman
                                                  Authorized Signatory



                                              By:  /s/ R.M.M.J. Bauer
                                                 -------------------------------
                                                  R.M.M.J. Bauer
                                                  Authorized Signatory